August 10, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Re:	Popeyes Louisiana Kitchen, Inc.
Form 10-K for Fiscal Year Ended December 27, 2015
Filed February 23, 2016
File No. 000-32369

Dear Mr. Shenk:

We have set forth below our response to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated July 28, 2016 (the “Staff’s letter”), concerning the Form 10-K filed February 23, 2016 (File No.000-32369) (“Form 10-K”) for Popeyes Louisiana Kitchen, Inc. (the “Company”).

For your convenience, we have set forth below your comment, along with our response.

Form 10-K for the Year Ended December 27, 2015

Management’s Discussion and Analysis

Management’s Use of Non-GAAP Financial Measures

Free Cash Flow: Calculation and Definition, page 29

Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Refer to 102.07 of the staff’s Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Additionally, you state your belief that this measure is important to investors to be able to evaluate the company and that it is an important indicator of its operational strength and the performance of its business. However, you did not provide substantive explanation behind your statement pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your disclosure accordingly.

Mr. Lyn Shenk

Securities and Exchange Commission

August 10, 2016

Also, please conform, as appropriate, disclosure contained in future earnings releases furnished in Form 8-K for the revisions noted above.

Response: The Company acknowledges the Staff’s comment regarding the typical calculation of free cash flow and in all future filings will conform our definition and calculation of free cash flow to cash from operating activities as presented in our statements of cash flows less capital expenditures. Free cash flow is an important measure utilized by management in determining the amount of cash available for reinvestment in our strategic initiatives, share repurchases, and reduction of long-term debt. We believe it provides a more representative assessment of operating cash flows and that it is important for investors to be able to evaluate the Company using the same measures as management. Accordingly in future filings, we will provide a substantive explanation supporting our belief that free cash flow is a measure that is important to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

In future filings the Company will continue to include a reconciliation setting forth the calculation of free cash flow. The disclosure below uses the amounts from our Form 10-K for the Year Ended December 27, 2015 to provide a sample of the type of disclosure that the Company expects to make:

Free cash flow: Calculation and Definition

The Company defines “free cash flow” as net cash provided by operating activities less capital expenditures. Free cash flow is an important measure utilized by management in determining the amount of cash available for reinvestment in our strategic initiatives, share repurchases, and reduction of long-term debt. We believe it provides a more representative assessment of operating cash flows and that it is important for investors to be able to evaluate the Company using the same measures as management. Free cash flow is not a term defined by GAAP, and as a result, our measure of free cash flow might not be comparable to similarly titled measures used by other companies and does not represent residual cash available for discretionary investments. Free cash flow should be considered as supplemental in nature and not be considered in isolation or as a substitute for our liquidity as reported in the Company’s consolidated statements of cash flows prepared in accordance with GAAP.

The following table reconciles on a historical basis for the fiscal years 2015 and 2014, the Company’s free cash flow on a consolidated basis to the line item on its consolidated statements of cash flows, which the Company believes is the most directly comparable GAAP measure:

(Dollars in millions)	2015	2014
Net cash provided by operating activities	$62.7	$59.6
Capital expenditures (a)	(12.8)	(27.8)
Free cash flow	$49.9	$31.8

(a)	Our capital expenditures consist primarily of new restaurant construction, equipment replacements, re-imaging activities associated with Company-operated restaurants, investments in information technology and other capital assets.

Mr. Lyn Shenk

Securities and Exchange Commission

August 10, 2016

We confirm that we will revise our future earnings release disclosures in Form 8-K to conform the disclosures therein as noted above.

The Registrant hereby acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the above referenced filings,

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or require additional information, please do not hesitate to call me at 404-459-4568.

Very truly yours

/s/ William P. Matt
William P. Matt Chief Financial Officer Popeyes Louisiana Kitchen, Inc.

cc:

Ms. Theresa Brillant, Division of Corporation Finance

Mr. Doug Jones, Division of Corporation Finance

Ms. Cheryl A. Bachelder, Chief Executive Officer

Mr. Paul Marsden, Chief Accounting Officer

Mr. Harold M. Cohen, General Counsel

Mr. Jeffrey M. Stein, King & Spalding LLP